AXA Equitable Life Insurance Company
                          1290 Avenue of the Americas
                               New York, NY 10104

December 17, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re: AXA Equitable Life Insurance Company (the "Company"); Registration Statement on Form N-4, Reg. No. 333-146143
                  (the "Registration Statement");
                  Pre-Effective Amendment No. 1 to the Registration Statement, filed December 17, 2007 (the "Amendment").

Commissioners:

On behalf of the Company and its Separate Account A (the "Registrant"), we hereby make the representations below regarding the above-referenced registration statement on Form N-4 and our request for acceleration of effectiveness. The Registrant and principal underwriter are fully aware of their responsibilities under the Federal securities laws with respect to the request for acceleration of effectiveness.

1. Should the Securities and Exchange Commission (the "Commission") or its Staff, acting pursuant to delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2. The actions of the Commission or the Staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3. The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

                            REQUEST FOR ACCELERATION

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant and the Principal Underwriter hereby request that the Registration Statement on Form N-4, Reg. No. 333-146143, as amended by Pre-Effective Amendment No. 1, be declared effective as of December 17, 2007, or as soon thereafter as practicable. The Registrant and the Principal Underwriter are aware of their obligations under the Securities Act of 1933.

Please contact the undersigned at (212) 314-3970 if you have any questions or comments.

                                       Respectfully submitted,

                                       AXA Equitable Life Insurance Company
                                       AXA Equitable Life Insurance Company,
                                       on behalf of its Separate Account A
                                         (Registrant)
                                       AXA Advisors, LLC (Principal Underwriter)

                                       By:  /s/ Dodie Kent
                                       --------------------------------------
                                       Dodie Kent, Vice President and
                                         Associate General Counsel